

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2025

Kevin Halleran
Chief Financial Officer
Blue Owl Digital Infrastructure Trust
150 N. Riverside Plaza, 37th Floor
Chicago, IL 60606

> **Re: Blue Owl Digital Infrastructure Trust**
> **Registration Statement on Form 10-12G**
> **Filed June 10, 2025**
> **File No. 000-56758**

Dear Kevin Halleran:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin Wells